FIAT CHRYSLER AUTOMOBILES N.V.
25 St. James's Street
London SW1A 1HA
United Kingdom

June 12, 2015
Via EDGAR and facsimile
United States Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attn:	J. Nolan McWilliams, Attorney-Advisor

Re:	Fiat Chrysler Automobiles N.V. Registration Statement on Form F-4 filed on May 19, 2015 (File No 333-204303)
Dear Mr. McWilliams:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fiat Chrysler Automobiles N.V. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4 p.m. Eastern Time on Tuesday, June 16, 2015, or as soon as possible thereafter.
* * * *
Fiat Chrysler Automobiles N.V. hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, as they relate to the above-referenced Registration Statement. In addition, Fiat Chrysler Automobiles N.V. hereby acknowledges that:

(1)
should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Fiat Chrysler Automobiles N.V. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)
Fiat Chrysler Automobiles N.V. may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission	-2-

* * * *
Please do not hesitate to contact Scott D. Miller of Sullivan & Cromwell LLP by telephone (+1 212 558 3109) or email (millersc@sullcrom.com) with any questions or comments regarding this filing. In addition, please inform Mr. Miller when this request for acceleration has been granted.

Sincerely,

FIAT CHRYSLER AUTOMOBILES N.V.

By:	/s/ Richard K. Palmer
Name:	Richard K. Palmer
Title:	Chief Financial Officer